Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Program Pendanaan Usaha Mikro dan Usaha Kecil (”PUMK”)

Financial statements as of December 31, 2025

and for the year then ended with independent auditor’s report

The original financial statements included herein are in Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED

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STATEMENTS OF SENIOR GENERAL MANAGER REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS OF PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

(SOCIAL RESPONSIBILITY CENTER)

No: Tel.1046/KU000/SRT-A1000000/2026

We, the undersigned:

Name	:	Hery Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager Social Responsibility

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("SRC");

2.

Financial statements Program Pendanaan Usaha Mikro dan Usaha Kecil as of December 31, 2025 and for the year then ended have been prepared and presented in accordance with Private Entities Financial Accounting Standards;

3.	a.	All information in the Program Pendanaan Usaha Mikro dan Usaha Kecil Financial Statements has been fully and correctly disclosed;
	b.	Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the SRC’s internal Control.

The Statement letter is made truthfully.

Jakarta, April 29, 2026

Senior General Manager Social Responsibility

/s/ Hery Susanto

Heri Susanto

NIK.740115

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026

The Shareholders and the Board of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion

We have audited the accompanying financial statements of Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“PUMK”), which comprise the statement of financial position as of December 31, 2025, and the statement of profit or loss and net assets, and statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the PUMK as of December 31, 2025, and its financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards of Private Entity.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026 (continued)

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements paragraph of our report. We are independent of the PUMK in accordance with the ethical requirements relevant to our audit of the financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. Other information comprises the information included in the annual report year 2025 (the “Annual Report”). The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our opinion on the accompanying financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026 (continued)

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Indonesian Financial Accounting Standards of Private Entity, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the PUMK’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless management either intends to liquidate the PUMK or to cease its operations or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the PUMK’s financial reporting process.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026 (continued)

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also (continued):

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the PUMK’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the PUMK's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the PUMK to cease to continue as a going concern.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 01141/2.1505/AU.2/10/1902-3/1/IV/2026 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

●	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KAP Purwanto, Susanti dan Surja

/s/ Yuki, CPA

Yuki, CPA

Public Accountant Registration No. AP.1902

April 29, 2026

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. STATEMENT OF FINANCIAL POSITION As of December 31, 2025 (Expressed in Millions of Rupiah)

	Notes	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash in Banks	4	241,180	254,915
Loan to Foster Partners net of allowance for impairment losses of Rp36,437, 2024: Rp53,343	5	6,317	36,014
PUMK Collaboration Receivable to Foster Partners net of allowance for impairment losses of Rp176, 2024: Rpnil	6	22,171	28,021
PUMK Collaboration Receivable to PT Bank Rakyat Indonesia Tbk. (“BRI”)	7	58,561	2,098
Troubled Loan net of allowance for impairment losses of Rp334,548, 2024: Rp320,222	8	-	-
TOTAL ASSETS		328,229	321,048

LIABILITIES AND NET ASSETS
LIABILITIES
Payables and Other Current Liabilities	9	417	406
Overpayment of Installments	10	259	261
TOTAL LIABILITIES		676	667
NET ASSETS
Without Restrictions from Resource Provider		327,553	320,381
Total net assets		327,553	320,381
TOTAL LIABILITIES AND NET ASSETS		328,229	321,048

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

STATEMENT OF PROFIT OR LOSS AND NET ASSETS

For the Year Ended

December 31, 2025

(Expressed in Millions of Rupiah)

		Year Ended December 31,
	Notes	2025	2024
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUE
Loan Administration Service Income	11	500	2,728
Loan Administration Service Income from BRI Collaboration	6, 7	789	119
Interest Income from Current Accounts	12	3,722	3,359
Other Income		2	4
TOTAL REVENUE		5,013	6,210
INCOME/(EXPENSES)
(Allowance)/Recovery for Impairment of Loan to Foster Partner - net	5d	(3,019)	(10,008)
Recovery for Impairment of Troubled Loan	8	5,671	7,306
Allowance for Impairment of PUMK Collaboration Receivable to BRI	6	(176)	-
Other Expenses		(245)	(558)
TOTAL INCOME/(EXPENSE)		2,159	(3,260)
INCREASE IN NET ASSETS WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER		7,172	2,950
TOTAL COMPREHENSIVE INCOME		7,712	2,950
NET ASSETS WITHOUT RESTRICTION FROM RESOURCE PROVIDER IN THE BEGINNING PERIOD		320,381	317,431
NET ASSETS WITHOUT RESTRICTION FROM RESOURCE PROVIDER IN THE END PERIOD		327,553	320,381

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. STATEMENT OF CASH FLOWS For the Year Ended December 31, 2025 (Expressed in millions of Rupiah)

		Year Ended December 31,
	Notes	2025	2024
OPERATING ACTIVITIES
Loan Repayments from Foster Partners		26,356	79,232
Repayments from Troubled Loan	8	5,671	7,306
Receipt from Loan Administration Service		569	2,694
Interest Income from Current Assets	12	3,722	3,359
PUMK funds transferred to BRI	7	(50,000)	(10,000)
Payable Payment		(5)	(5)
Refund of Overpayment Installment to Foster Partners	10	(48)	(68)
NET CASH FLOWS PROVIDED BY/ (USED FOR) BY OPERATING ACTIVITIES		(13,735)	82,518
INCREASE/(DECREASE) CASH IN BANK		(13,735)	82,518
CASH IN BANK AT BEGINNING OF PERIOD		254,915	172,397
CASH IN BANK AT END OF PERIOD		241,180	254,915

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center). Establishment of this     Company       Regulation  has       been       amended       several     times, most recently   with   Decree of the   Director     of    Human   Capital   Management    Number. PR.202.60/r.03/HK250/COP - A0200000/2024  dated February 29, 2024 regarding Organization of Social Responsibility Center (”SRC”).

SRC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

The Minister of SOEs Decree has undergone several amendments, with the latest amendment set out in PER-1/MBU/03/2023 dated March 3, 2023, concerning Special Assignments and the Social and Environmental Responsibility (“TJSL”) Program.

SRC head office is located at Graha Merah Putih PT Telkom Indonesia (Persero) Tbk, Gatot Subroto Kav. 52 Jakarta. Social Responsibility (“SR”) Regional and SR Witel is located in Telkom Regional Office and Telkom Wilayah Office (“Witel”) Telkom which spread all over Indonesia.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	b.	Primary Activities

Before the 2023 period, SRC’s primary activities are financing and developing Micro and Small Business (“SME”) through Program Pendanaan UMK to Foster Partners.

Since 2023 period, SRC’s primary activities are financing and developing SME through Program Pendanaan UMK to foster partners in collaboration with BRI.

	c.	Fund Resources

The source of funds for the PUMK Program comes from:
		i.	Balance of partnership program funds allocated until the end of 2015, and/or
		ii.	Administration service income/ sale and purchase margin/profit sharing portion, deposit interest and/or current account services from partnership program funds.

	d.	Management Structures

Management structures of SRC as of December 31, 2025 and 2024 is as follows:

2025		2024
Senior General Manager	Hery Susanto	Senior General Manager	Hery Susanto
Supporting Management:		Supporting Management:
Senior Manager of Planning, Governance, and Support	Arif Swasono	Senior Manager of Planning, Governance, and Support	Arif Swasono
Senior Manager Community Involvement and Development	Soni Galih Riadi	Senior Manager Community Involvement and Development	Soni Galih Riadi
Senior Manager Sustainable Development Goals	Suharsono	Senior Manager Sustainable Development Goals	Suharsono
Senior Manager Micro Small Enterprise Incubation	Adrian Sani Harahap	Senior Manager Micro Small Enterprise Incubation	Adrian Sani Harahap

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	d.	Management Structures

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program         which       was        amended   by PD.703.00/r.01/ HK200/SRC- A1000000/ 2023 dated November 24, 2023 regarding Social and Environmental Responsibility Program where SRC is the TJSL Program Management Unit is supervised by the Director of Human Capital Management (“HCM”).

As of December 31, 2024, the Director of HCM of PT Telkom Indonesia (Persero) Tbk. is Mr. Afriwandi. As of December 31, 2025, the Director of HCM of PT Telkom Indonesia (Persero) Tbk is Mr. Willy Saelan.

Number of employees as of December 31, 2025 and 2024 are as follows:

	December 31,
	2025	2024
SRC Corporate	42	37

All employees are employees who earn salaries and other benefits from Foster SOE so that the Employee Benefits is implemented by and charged to Foster SOE.

Witholding and payment for income tax Article 21 of Foster SOE’s employee who is assigned at SRC are performed by Foster SOE.

Based on Decree of the Director Number: PD.202.06/r.06/HK.250/COP-A0200000/2024, dated July 29, 2024 regarding Organization of Telkom Regional Division that:
1.

To enhance the effectiveness of Telkom Regional Division in supporting the achievement of strategic objectives, the total of Telkom Regional Division was adjusted from 7 divisions to 5 divisions, specifically, regional II and regional III merged into regional II, regional IV and regional V merged into regional III and regional VI and VII became regional IV and V, respectively.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

.
1.	INFORMATION OF SOCIAL RESPONSIBILITY CENTER UNIT (continued)

	d.	Management Structure (continued)

		2.	There were changes to Company Regulation No: PD.202.06/r.05/HK200/COP A2000000/2023 dated June 27 2023 Organization of Telkom Regional Division.

Management believes that Decree of the Director No: PD.202.06/r.06/HK.250/COP A0200000/2024, dated July 29, 2024 does not have a significant impact on SRC operations.

	e.	Completion and Authorization of the Issuance of Financial Statements

The financial statements were completed and authorized for issuance by SRC’s Management on April 29, 2026.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The material accounting principles which are applied consistently in the preparation of the financial statements for the year then ended December 31, 2025 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Private Entities Financial Accounting Standards (SAK EP) that was issued by the Financial Accounting Standard Board - Indonesian Institute of Accountants. and consider the Regulatory Agency of SOE Circular Letter No. 1 Tahun 2026 dated on January 1, 2026 concerning Accounting Guidelines for the Micro and Small Business Funding Program of State-owned Enterprise.

Effective January 1, 2025, SAK EP superseded Non - Publicly Accountable Entities Financial Accounting Standards. The changes arising from the implementation of SAK EP do not have a material impact on the financial statements of the Program PUMK for the year ended December 31, 2024; therefore, restatement is not required.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	a.	Basis of Preparation of Financial Statements (continued)

The financial statements, except for statement of cash flows, are prepared based on the historical cost concept and accrual basis, except as otherwise disclosed in the relevant notes to the financial statements herein.

The statements of cash flows are prepared based on the direct method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Loan to Foster Partners

Loan is initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on SRC’s Management evaluation on the collectibility of these loans.

Loan to Foster Partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to Foster Partners are presented in statement of financial position at its realizable value although the agreed repayment of loan may be more than one year after reporting period

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	b.	Loan to Foster Partners

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	c.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s SRC estimation of their collectibility.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	c.	Allowance for Impairment of Loan (continued)

SRC firstly determines whether there is objective evidence that there is impairment, individually for significant loan or collectively for loan which are insignificant. If SRC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, SRC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum).

	d.	PUMK Collaboration Receivable

PUMK Collaboration Receivable represents loan is provided to Foster Partners through                BRI as a synergy to increase efficiency and effectiveness in the economic development and empowerment of micro and small businesses. PUMK Collaboration Receivable is recognized when funds are transferred to BRI, measured, and recorded at the amount of funds transferred. This distribution is long term for 5 years. This receivable are consists of PUMK Receivable Collaboration to Foster Partners and PUMK Receivable Collaboration to BRI.

PUMK Collaboration Receivable to Foster Partners.

PUMK Collaboration Receivable to Foster Partners represents loan is provided to Foster Partners through BRI and recorded at the amount of funds that have not been returned by the Foster Partners.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	d.	PUMK Collaboration Receivable (continued)

PUMK Collaboration Receivable to BRI

PUMK Collaboration Receivable represents loan for Foster Partners that have been returned to BRI and will be returned to SRC when the agreement ends and also include loan fund was received by BRI from SRC that have not been distributed to Foster Partners.

	e.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to the Decree of Minister of SOE No SK-277/MBU/10/2023 dated October 4, 2023.

	f.	Overpayment of Installments

Overpayment of installments represents repayment which exceeds its loan balance from foster partners at the final payment. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 (full amount) is recognized    as    Other    Income,    based   on  Decree    of         Senior    General        Manager Number:.PK.703.01.01/r.00/HK200/SRC1000000/2022 dated on  May 30, 2022 regarding Operational Guidelines of Social and Environmental Responsibility Program.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	g.	Payables and Other Current Liabilities

Payables and other current liabilities are repayment after the foster partners’s loans have been fully settled. Payables are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

	h.	Net Assets

Net assets without restrictions from resource provider represent assets that can be utilized without being limited for specific purposes.

	i.	Revenue and Expenses

Loan Administration Service Income

Loan administration service income is measured and recorded at the value that has matured in accordance with the contract for current and substandard status.

Interest income from Current Accounts

Interest income from current account is consideration received from interest income net of final tax

Other Expenses

Other expenses are the write-off of administration service income incurred during reconditioning. Expense is recognised as incurred.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Estimation and Assumptions

Allowance for impairment of loan

SRC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

SRC also assesses the allowance for impairment loss collectively. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 and 6).

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

4.	CASH IN BANKS

		2025	2024
	Cash in Bank:
	PT Bank Mandiri (Persero) Tbk	137,260	121,297
	PT Bank Negara Indonesia (Persero) Tbk	90,622	121,022
	PT Bank Syariah Indonesia (Persero) Tbk	13,298	12,596
	Total Cash in Banks	241,180	254,915

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by SR Regional

			2025	2024
		Loan to Foster Partners
		Regional I	9,592	18,435
		Regional II	8,748	20,230
		Regional III	16,686	32,768
		Regional IV	2,825	7,512
		Regional V	4,903	10,412
		Total	42,754	89,357
		Allowance for Impairment of Loan	(36,437)	(53,343)
		Total Loan to Foster Partners - Net	6,317	36,014

	b.	Loan to Foster Partners Classified by Sector

			2025	2024
		Trading	23,006	47,080
		Industry	7,912	19,102
		Service	5,523	12,325
		Farming	2,083	3,776
		Agriculture	1,726	2,828
		Fishing	1,586	2,520
		Plantation	502	850
		Others	416	876
		Total	42,754	89,357
		Allowance for Impairment of Loan	(36,437)	(53,343)
		Total Loan to Foster Partners - Net	6,317	36,014

	Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	c.	Loan Administration Service Income

		Interest rate start from October 1, 2022 is regulated on PER-06/MBU/09/2022 as amended to PER-01/MBU/03/2023 become 3% per annum.

	d.	Allowance for Impairment of Loan to Foster Partners

		Movement of allowance for impairment of loan is as follow:

			2025	2024
		Beginning balance	53,343	65,468
		Allowance - net*	3,091	10,008
		Reclassification to troubled loan (Note 8)	(19,997)	(22,133)
		Ending Balance	36,437	53,343

		A*) In December 31, 2025, total allowance and recovery of loan to foster partners amounted Rp19.997 and Rp16.906 2024:Rp22.133 and Rp12.125), respectively.

		TThe breakdown of loan to foster partners based on collectability is as follow:

December 31, 2025
Loan Quality	Loan Balance	Allowance %	Accumulated Allowance	Balance After Allowance
Current	918	1.09%	10	908
Substandard	3,069	1.79%	55	3,014
Doubtful	2,515	4.77%	120	2,395
Loss	36,252	100.00%	36,252	-
Sub total	42,754		36,437	6,317
Troubled
Foster Partner	325,348	100.00%	325,348	-
Other Foster SOE/ Distributing Partners	9,200		9,200	-
Sub total	334,548		334,548	-
Total	377,302		370,985	6,317

December 31, 2024
Loan Quality	Loan Balance	Allowance %	Accumulated Allowance	Balance After Allowance
Current	20,493	0.61%	125	20,368
Substandard	11,730	2.86%	335	11,395
Doubtful	4,614	7.86%	363	4,251
Loss	52,520	100.00%	52,520	-
Sub total	89,357		53,343	36,014
Troubled
Foster Partner	311,022	100.00%	311,022	-
Other Foster SOE/ Distributing Partners	9,200	100.00%	9,200	-
Sub total	320,222		320,222	-
Total	409,579		373,565	36,014

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

6.	PUMK COLLABORATION RECEIVABLE TO FOSTER PARTNERS

On August 29, 2023, SRC signed Perjanjian Kerja Sama Induk No. B 30/MBD/08/2023 or No. Tel. 1194/HK.810/CDC-A1000000/2023 with BRI) regarding Implementation of Program Pendanaan Usaha Mikro dan Usaha Kecil. This agreement is valid for 5 (five) years from the signing of the agreement.

	2025	2024
PUMK Collaboration Receivable to Foster Partners	22,309	28,021
Receivables for accrual of administrative services	38	-
Total	22,347	28,021
Allowance for Impairment of PUMK Collaboration Receivable to Foster Partners	(176)	-
Total PUMK Collaboration Receivable to to Foster Partners-Net	22,171	28,021

Movement of PUMK collaboration receivable to Foster Partners is as follow:

	2025	2024
Beginning balance of funds loaned to Foster Partners	28,021	-
Funds loaned to Foster Partners	9,251	30,000
Principal payment from Foster Partners	(14,963)	(1,979)
Receivables for accrual of administrative services	38	-
Ending balance of funds loaned to Foster Partners	22,347	28,021
Allowance for Impairment of PUMK Collaboration Receivable to Foster Partners	(176)	-
Total PUMK Collaboration Receivable to to Foster Partners - Net	22,171	28,021

Movement of allowance for impairment PUMK collaboration receivable to Foster Partners is as follow:

	2025	2024
Beginning balance	-	-
Additional	176	-
Ending balance	176	-

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

6.	PUMK COLLABORATION RECEIVABLE TO FOSTER PARTNERS (continued)

December 31, 2025
Loan Quality	Loan Balance	Allowance %	Accumulated Allowance	Balance After Allowance
Current	20,915	0.03%	6	20,909
Substandard	998	1.60%	16	982
Doubtful	282	14.18%	40	242
Loss	114	100.00%	114	-
Total	22,309		176	22,133

December 31, 2024
Loan Quality	Loan Balance	Allowance %	Accumulated Allowance	Balance After Allowance
Current	27,897	0%	-	27,897
Substandard	124	0%	-	124
Doubtful	-	0%	-	-
Loss	-	0%	-	-
Total	28,021		-	28,021

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

7.	PUMK COLLABORATION RECEIVABLE TO BRI (continued)

(6) providing report on the distribution of funds for SRC's Program Pendanaan UMK as a basis for the audit of the implementation of Program Pendanaan UMK, (7) reallocating administrative services obtained from the distribution of Program Pendanaan UMK funds for then becomes part of the distribution of funds for the Program Pendanaan UMK in the following period which will be returned to SRC at the end of the period of Perjanjian Kerja Sama Induk.

SRC is obliged to (1) deposit/transfer funds from Program Pendanaan UMK to BRI's checking account, (2) carry out development in accordance with the scope of the agreement, (3) submit evidence of deposit/book-entry of disbursement of Program Pendanaan UMK. SRC and BRI agree to hold a meeting at least 1 time in 1 year to evaluate the implementation of the agreement.

	2025	2024
Receivable to BRI	57,691	1,979
Loan administration service receivable	870	119
Total	58,561	2,098

Movement of PUMK collaboration receivable to BRI is as follow:

	2025	2024
Beginning balance of receivable to BRI	2,098	20,000
Loan administration service receivable	50,000	10,000
Funds loaned to Foster Partners	(9,251)	(30,000)
Principal payment from Foster Partners	14,963	1,979
Loan administration service receivable	751	119
Ending balance	58,561	2,098

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

8.	TROUBLED LOAN

Troubled Loan to Foster Partners Classified by SR Regional

As of December 31, 2025 and 2024, the troubled loan which classified per SR Regional is as follow:

	Year ended December 31,
	2025	2024
Regional I	71,331	68,872
Regional II	100,413	96,760
Regional III	82,204	77,705
Regional IV	30,761	30,133
Regional V	40,639	37,552
	325,348	311,022
SR Corporate
PT Sang Hyang Seri (Persero) (“SHS”)	7,582	7,582
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,618	1,618
	9,200	9,200
Total	334,548	320,222
Allowance for Impairment of Troubled Loan	(334,548)	(320,222)
Troubled Loan Distribution-Net	-	-

Movement of allowance for impairment of troubled loan is as follow:

	2025	2024
Beginning balance	320,222	305,395
Reclassification from loan to Foster Partners (Note 5d)	19,997	22,133
Recovery	(5,671)	(7,306)
Ending balance	334,548	320,222

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

9.	PAYABLES AND OTHER CURRENT LIABILITIES

As of December 31, 2024 and 2023, this account represents incidental deposit.

10.	OVERPAYMENT OF INSTALLMENTS

		2025	2024
	Beginning Balance	261	237
	Additional	46	92
	Refund	(48)	(68)
	Ending Balance	259	261

11.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2025	2024
Loan to Foster Partners
Regional I	84	503
Regional II*	114	632
Regional III*	194	922
Regional IV	74	433
Regional V	34	238
Total	500	2.728

12.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transactions
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Syariah Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk.	Other Foster SOE

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONTINUED)

The details of accounts and significant transactions with related parties are as follows:

	Amount		Percentage to total assets
	2025	2024	2025	2024
Cash in banks (Note 4)
PT Bank Negara Indonesia (Persero) Tbk.	137,260	121,022	41.8%	37.7%
PT Bank Mandiri (Persero) Tbk	90,622	121,297	27.6%	37.8%
PT Bank Syariah Indonesia (Persero) Tbk	13,298	12,596	4.1%	3.9%
	241,180	254,915	73.5%	79.4%

PUMK Collaboration Receivable
PUMK Collaboration Receivable to Foster Partners	22,171	28,021	6.8%	8.7%
PUMK Collaboration Receivable to BRI	58,561	2,098	17.8%	0.7%
	80,732	30,119	24.6%	9.4%

Interest from Current Account
Cash in banks
PT Bank Negara Indonesia (Persero) Tbk.	1,860	1,603	37.1%	25.8%
PT Bank Mandiri (Persero) Tbk.	1,763	1,664	35.2%	26.8%
PT Bank Syariah Indonesia (Persero) Tbk.	99	92	2.0%	1.5%
	3,722	3,359	74.3%	54.1%

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

13.	RECLASSIFICATION OF FINANCIAL STATEMENT ACCOUNTS

Certain accounts in the statement of financial position as of December 31, 2024, have been reclassified to conform to the presentation of the financial statements as of December 31, 2025, and for the year then ended. A summary of these accounts is as follows:

	December 31, 2024

	Before Reclassification	Reclassification	After Reclassification
ASSETS
Cash in Banks	254.915	(254.915)	-
Loan to Foster Partners net of allowance for impairment losses	36.014	(36.014)	-
TOTAL CURRENT ASSETS	290.929	(290.929)	-

PUMK Collaboration Receivable to Foster Partners net of allowance for impairment loss	28.021	(28.021)	-
PUMK Collaboration Receivable to PT Bank Rakyat Indonesia Tbk. (“BRI”)	2.098	(2.098)	-
Troubled Loan net of allowance impairment losses	-	-	-
TOTAL NON-CURRENT ASSETS	30.119	(30.119)	-
TOTAL ASSETS	321.048	(321.048)	-

	December 31, 2024

	Before Reclassification	Reclassification	After Reclassification
ASSETS
Cash in Banks	-	254,915	254,915
Loan to Foster Partners net of allowance for impairment losses	-	36,014	36,014
PUMK Collaboration Receivable to Foster Partners net of allowance for impairment loss	-	28,021	28,021
PUMK Collaboration Receivable to PT Bank Rakyat Indonesia Tbk. (“BRI”)	-	2,098	2,098
Troubled Loan net of allowance impairment losses	-	-	-
TOTAL ASSETS	-	321,048	321,048

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

13.	RECLASSIFICATION OF FINANCIAL STATEMENT ACCOUNTS (continued)

	December 31, 2024

	Before Reclassification	Reclassification	After Reclassification
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUES
Loan Administration Service Income	2,847	(119)	2,728
Loan Administration Service Income from BRI Collaboration	-	119	119
Interest Income from Current Accounts	3,359	-	3,359
Other Income	4	-	4
TOTAL REVENUES	6,210	-	6,210
OTHER INCOME/(EXPENSES)

(Allowance)/Recovery for Impairment of Loan	(2,702)	2,702	-
Allowance for Impairment of Loan to Foster Partners - net	-	(10,008)	(10,008)
Recovery for Impairment of Troubled Loan	-	7,306	7,306
Allowance for Impairment of PUMK Collaboration Receivable to BRI	-	-	-
Other Expenses	(558)	-	(558)
TOTAL OTHER INCOME/(EXPENSES)	(3,260)	-	(3,260)
INCREASE IN NET ASSETS WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER	2,950	-	2,950
TOTAL COMPREHENSIVE INCOME	2,950	-	2,950
NET ASSETS WITHOUT RESTRICTION FROM RESOURCE PROVIDER IN THE BEGINNING PERIOD	317,431	-	317,431
NET ASSETS WITHOUT RESTRICTION FROM RESOURCE PROVIDER IN THE END PERIOD	320,381	-	320,381

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2025 and

For the Year Ended

(Expressed in Millions of Rupiah)

13.	RECLASSIFICATION OF FINANCIAL STATEMENT ACCOUNTS (continued)

Certain accounts in the statement of cash flows for the year ended December 31, 2024, have been reclassified to conform to the presentation of the financial statements as of December 31, 2025, and for the year then ended. A summary of these accounts is as follows:

	December 31, 2024

	Before Reclassification	Reclassification	After Reclassification
OPERATING ACTIVITIES
Loan Repayments from Foster Partners	86.538	(7.306)	79.232
Repayments from Troubled Loan	-	7.306	7.306
Receipt from Loan Administration Service	2.694	-	2.694
Interest Income from Current Accounts	3.359	-	3.359
PUMK funds transferred to BRI	(10.000)	-	(10.000)
Payable Payment	(5)	-	(5)
Refund of Overpayment Installment to Foster Partners	(68)	-	(68)
NET CASH FLOWS PROVIDED BY/(USED FOR) OPERATING ACTIVITIES	82.518	-	82.518
INCREASE/(DECREASE) CASH IN BANKS	82.518	-	82.518
CASH IN BANKS AT BEGINNING OF PERIOD	172.397	-	172.397
CASH IN BANKS AT END OF PERIOD	254.915	-	254.915